                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
    1934

For the fiscal year ended December 31, 1999

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from                  to
                               ----------------    ----------------

Commission File No.: 1-08734


                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)

                                MERCK & CO., INC.
--------------------------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
--------------------------------------------------------------------------------
                     (address of principal executive office)

                                      INDEX


                                                                                             Page
                                                                                             ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                       1

FINANCIAL STATEMENTS
         Statement of Net Assets Available for Benefits as of December 31, 1999 and 1998       2
         Statement of Changes in Net Assets Available for Benefits for the Year Ended
           December 31, 1999                                                                   3

NOTES TO FINANCIAL STATEMENTS                                                                4 - 8

SUPPLEMENTAL SCHEDULE
          H - Line 4i - Schedule of Assets Held for Investment Purposes At End
              of Year                                                                          9

SIGNATURE PAGE                                                                                10

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                     11

                  Merck-Medco Managed Care 401(k) Savings Plan

              Financial Statements as of December 31, 1999 and 1998

                                  Together with

                    Report of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employee Benefits Committee of
Merck-Medco Managed Care 401(k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN LLP


New York, New York
June 2, 2000

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31,
                                                ------------------------------
                                                    1999              1998
                                                ------------      ------------
Assets:
  Investments at market value                   $316,782,812      $291,049,437
                                                ------------      ------------

  Receivables:
               Employer's contribution               594,338           589,656
               Participants' contributions         1,018,482           861,721
               Accrued dividends                     827,251           734,305
                                                ------------      ------------

                  Total receivables                2,440,071         2,185,682
                                                ------------      ------------

Net assets available for benefits               $319,222,883      $293,235,119
                                                ============      ============


The accompanying notes to financial statements are an integral part of this statement.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                     Year Ended
                                                                  December 31, 1999
                                                                  -----------------
Additions to net assets attributed to:
       Investment income:
         Net depreciation in market value of investments            $  (6,330,073)
         Interest                                                         563,923
         Dividends                                                      6,717,719
                                                                    -------------

           Total investment income                                        951,569
                                                                    -------------

       Contributions to the Plan:
         By participants                                               29,404,669
         By the employer                                               12,395,976
                                                                    -------------
           Total contributions                                         41,800,645
                                                                    -------------
                Total additions                                        42,752,214
                                                                    -------------

Deductions from net assets attributed to:
       Benefits paid to participants                                  (16,076,392)
                                                                    -------------

Net reallocations                                                        (688,058)
                                                                    -------------
                Total deductions and net reallocations among Plans    (16,764,450)
                                                                    -------------
                       Net increase                                    25,987,764

Net assets available for benefits:

                       Beginning of year                              293,235,119
                                                                    -------------
                       End of year                                  $ 319,222,883
                                                                    =============

The accompanying notes to financial statements are an integral part of this statement.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


(1)      DESCRIPTION OF THE PLAN

         The following description of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

         GENERAL

         Effective January 1, 1989, Medco Containment Services, Inc., which changed its name and corporate structure to Merck-Medco Managed Care, L.L.C. (the "Company"), effective January 1, 1997, established the Plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or defined arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is a defined contribution plan covering substantially all employees of the Company and certain subsidiaries, other than certain employees subject to collective bargaining agreements, who have completed one year of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         The Plan was amended as a result of the merger, effective November 18, 1993, by and between the Company and a subsidiary of Merck & Co., Inc. ("Merck"). The amendment provided participants with an option to invest all or part of their contributions in the common stock of Merck.

         Effective January 1, 1998, the Plan was amended to reflect various statutory changes and to provide participants the ability to direct the investment of Company matching contributions in any of the available investment options.

         The Plan is administered by the Employee Benefits Committee, which is appointed by the Board of Managers of the Company. All costs of administering the Plan are borne by the Company.

         CONTRIBUTIONS

         Each year, participants may contribute an amount up to 15% of base compensation, as defined by the Plan (up to 10% if a highly compensated employee as defined by the IRC) subject to certain limitations under the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment medium. The Plan currently offers 15 mutual funds and the Merck Common Stock Fund. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan.

         The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocation of Plan earnings. Allocation is based on participants' account balances, as defined in the Plan document.

         VESTING

         Participants are vested immediately in their contributions plus actual earnings thereon. Participants with an employment commencement date before January 1, 1994 became 100% vested on January 1, 1999. Participants with an employment commencement date on or after January 1, 1994 become vested in Company contributions as follows:


                        Years of Service             % Vested
                        -----------------------------------------
                        Less than 2 years            0%
                        2 years but less than 3      25%
                        3 years but less than 4      50%
                        4 years but less than 5      75%
                        5 years or more              100%

         At December 31, 1999, forfeited nonvested accounts totaled $1,128,170. These accounts will be used to reduce future Company contributions.

         PARTICIPANT LOANS

         Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

         PAYMENT OF BENEFITS

         In-service and termination distributions are made throughout the year in accordance with applicable Plan provisions. The Company utilizes a voice response system, which ensures that distributions are requested and paid on the same day.

\                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


(2)      SUMMARY OF ACCOUNTING POLICIES

         USE OF ESTIMATES

         The financial statements are prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The financial statements of the Plan have been prepared on the accrual basis of accounting. The investments of the Plan are stated at quoted market value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

         Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

         RECLASSIFICATIONS

         Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3)      INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets as of year-end:

                                               December 31,
                                           --------------------
                                           1999            1998
                                           ----            ----
          Merck Common Stock
          Fund, 8,514,937 and
          8,141,578 units,
          respectively                 $195,219,801    $205,221,457

          T. Rowe Price Blue
          Chip Growth Fund,
          1,317,333 and
          1,269,540 units,
          respectively                 $ 47,871,865    $ 38,847,928

          Fidelity Retirement
          Money Market Fund,
          17,498,784 and
          17,130,097 units,
          respectively                 $ 17,498,784    $ 17,130,097

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


         During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(6,330,073) as follows:

          Mutual Funds                 $ 12,630,513
          Common Stock Fund             (18,960,586)
                                       ------------
                                       $ (6,330,073)
                                       ============

(4)      NONPARTICIPANT-DIRECTED INVESTMENTS

         The Plan does not have nonparticipant-directed investments.

(5)      RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

         Merck & Co., Inc. is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

         All party-in-interest transactions are set forth on the attached schedule.

(6)      PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

(7)      TAX STATUS

         The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service ("IRS") on June 26, 1992. Prior to December 31, 1994, the Plan was amended to meet certain requirements of the Tax Reform Act of 1986. The Plan was restated as of January 1, 1998. The Plan administrator is of the opinion that the Plan meets the IRS requirements and, therefore, the trust continues to be tax exempt. As a result, no provision for income taxes has been made.

(8)      PROHIBITED TRANSACTIONS

         There were no prohibited transactions during 1999.

                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
                 NOTES TO FINANCIAL STATEMENTS ---- (Continued)


(9)      OTHER MATTERS:

         Net reallocations in 1999 of $(688,058) primarily consist of transfers totaling $(765,926) between the Plan and the Merck & Co., Inc. Employee Savings and Security Plan for the employees who were transferred to Merck during 1999. The remaining $77,868 relates to miscellaneous net transfers.

                                                                      Schedule H
                                                                 EIN: 22-3461740
                                                                   Plan No.: 003



                  MERCK-MEDCO MANAGED CARE 401(k) SAVINGS PLAN
    LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR



      (b) Identity of Issue, Borrower,    (c) Description of Investment Including Maturity Date,
(a)       Lessor or Similar Party             Rate of Interest, Collateral, Par or Maturity Value     (d) Cost     (e) Current Value
---   --------------------------------    -------------------------------------------------------   ------------   -----------------
 *    Merck & Co., Inc.                   Merck Common Stock Fund
                                               8,514,937 units                                      $109,013,052      $195,219,801
 *    Fidelity Investments                Fidelity Equity-Income Fund
                                               32,297 units                                            1,836,574         1,727,245
                                          Fidelity Growth & Income Portfolio
                                               101,510 units                                           4,496,232         4,787,188
                                          Fidelity Retirement Money Market Fund
                                               17,498,784 units                                       17,498,784        17,498,784
                                          Spartan U.S. Equity Index Fund
                                               119,770 units                                           5,390,280         6,238,839
                                          Fidelity Low-Priced Stock Fund
                                               83,131 units                                            1,973,087         1,882,076
      Putnam Investments                  The George Putnam Fund of Boston A
                                               52,541 units                                              957,054           855,365
                                          Putnam Voyager Fund A
                                               149,672 units                                           3,619,884         4,633,844
      T. Rowe Price                       T. Rowe Price Blue Chip Growth Fund
                                               1,317,333 units                                        34,337,370        47,871,865
                                          T. Rowe Price New Income Fund
                                               790,176 units                                           7,026,096         6,447,836
                                          T. Rowe Price Mid-Cap Growth Fund
                                               71,252 units                                            2,417,605         2,859,345
                                          T. Rowe Price Dividend Growth Fund
                                              44,177 units                                               940,882           892,819
      Franklin Templeton                  Franklin Small Cap Growth Fund A
                                              121,521 units                                            3,623,416         5,362,715
                                          Templeton Developing Markets Trust A
                                              69,323 units                                               830,284         1,082,128
      The Vanguard Group                  Vanguard U.S. Growth Portfolio
                                              202,379 units                                            7,755,762         8,809,563
      The American Funds Group            EuroPacific Growth Fund
                                              76,705 units                                             2,541,553         3,272,251

                                         * Participants' Loan Account (with interest rates ranging
                                             from 7% to 10% and with maturities through 2029)          7,341,148         7,341,148
                                                                                                    ------------      ------------

                                          Total                                                     $211,599,063      $316,782,812
                                                                                                    ============      ============

         * Denotes a party-in-interest to the Plan.



The accompanying notes to financial statements are an integral part of this schedule.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Merck-Medco Managed Care 401(k) Savings Plan by the undersigned thereunto duly authorized.



                                            MERCK-MEDCO MANAGED CARE, L.L.C.


                                            /s/ JoAnn Reed
                                            ------------------------------
                                            JoAnn Reed
                                            Senior Vice President, Finance





June 26, 2000

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 2, 2000 included in the financial statements and exhibits required by Form 11K Annual Report for the Merck-Medco Managed Care 401(k) Savings Plan into the Company's previously filed Post Effective
Amendment on Form S-8 (No. 33-50667) to Registration Statement on Form S-4. It should be noted that we have not audited any financial statements of the plan, subsequent to December 31, 1999 or performed any audit procedures subsequent to the date of our report.


                                              ARTHUR ANDERSEN LLP


New York, New York
June 27, 2000